Exhibit 99.1

Notice of Availability of Proxy Materials
for
NEW FOUND GOLD CORP.
(the “Company”)

Annual General and Special Meeting
(the “Meeting”)

The Company is using ‘notice-and-access’ to deliver its Management Information Circular (the “Circular”) dated October 13, 2023, to you by providing you with electronic access to the documents, instead of mailing paper copies. Notice-and-access is a more environmentally friendly and cost-conscious way to deliver meeting materials, reducing paper consumption and printing and mailing costs to shareholders.

Enclosed with this notice you will find a form of proxy so you can vote your shares. Please follow the voting instructions provided on your form of proxy, which must be received by 10:00 a.m. (Pacific Time) on Tuesday, December 5, 2023. The Company reminds shareholders that it is important to review the Circular before voting.

To access the Circular, please go to:

Meeting Date and Location
WHEN	Thursday, December 7, 2023
10:00 a.m. (Pacific Time)

WHERE	Boardroom D, 16th Floor
595 Burrard Street
Bentall III
Vancouver, BC V7X 1L4

https://newfoundgold.ca/investors/#agm

OR

www.sedarplus.ca

Obtaining Paper Copies of the Circular

Shareholders may request to receive paper copies of the Circular related to the Meeting by mail at no cost. Requests for paper copies must be received by 5:00 p.m. (Pacific Time) on Friday, November 24, 2023, in order to receive the paper copy in advance of the Meeting. Shareholders may request to receive a paper copy of the materials for up to one year from the date the materials were filed on www.sedarplus.ca.

For more information regarding notice-and-access or to obtain a paper copy of the materials you may contact the Company via  email to contact@newfoundgold.ca  or by telephone at 1-833-345-2291 (toll-free within North America) or 1-845-535-1486 (direct from outside North America).

Please note you will not be sent another form of proxy, so please retain the one mailed to you to vote your shares.

Notice of Meeting

The resolutions to be voted on at the Meeting, described in detail in the Circular are as follows:

1.
to receive the audited financial statements of the Company for the year ended December 31, 2022, together with the auditor’s report thereon (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon –1. Presentation of Financial Statements” on page 7 of the Circular);

2.
to fix the number of directors to be elected at the Meeting at five (5) (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – 2. Fixing the Number of Directors” on page 7 of the Circular);

3.
to elect directors of the Company to hold office until the next annual meeting of shareholders (see section entitled “Section 4 - Particulars of Matters to be Acted Upon – 3. Election of Directors” on pages 7-10 of the Circular);

4.
to appoint KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – 4. Appointment of Auditor” on page 10 of the Circular);

5.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company’s 10% “rolling” stock option plan, dated for reference December 8, 2022, as more particularly described in the Circular (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – Approval of Stock Option Plan” on pages 11-12 of the Circular);

6.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the amendment of Article 14 – Election and Removal of Directors of the current Articles of the Company, in accordance with the Business Corporations Act (British Columbia) to include new Article 14.12 – Advance Notice Provisions (the “Advance Notice Provisions Resolution”) as more particularly described in the Circular (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – Approval of Advance Notice Provisions” on pages 12-16 of the Circular);

7.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the amendment of Article 9.3 – Change of Name of the current Articles of the Company, by replacing it with new Article 9.3 – Change of Name, as more particularly described in the Circular (the “Alterations Resolution”) (see the section entitled “Section 4 - Particulars of Matters to be Acted Upon – Approval of Alterations Resolution” on pages 16-17 of the Circular); and

8.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Stratification: The Company will not use a procedure known as ‘stratification’ in relation to its use of notice-and-access provisions. Stratification occurs when a reporting issuer using notice-and-access provisions also provides a paper copy of its management information circular to some shareholders with this notice-and-access notice. All shareholders will receive only the notice-and-access notice, which must be mailed to them pursuant to notice-and-access Provisions, and which will not include a paper copy of the Circular. Shareholders will not receive a paper copy of the Circular from the Company, or from any intermediary, unless a shareholder specifically requests one.

Annual Financial Statements: The Company is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders who have opted to receive annual financial statements and have indicated a preference for either delivery method.